EXHIBIT 99.2

ITEM 7 INFORMATION

The ordinary shares reported by Ping An Insurance (Group) Company of China, Ltd., as a parent holding company, are held of record by An Ke Technology Company Limited and China Ping An Insurance Overseas (Holding) Limited.

An Ke Technology Company Limited is wholly owned by Shenzhen Ping An Financial Technology Consulting Co., Ltd., and Shenzhen Ping An Financial Technology Consulting Co., Ltd. is wholly owned by Ping An Insurance (Group) Company of China, Ltd.

China Ping An Insurance Overseas (Holding) Limited is wholly owned by Ping An Insurance (Group) Company of China, Ltd.

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